Exhibit 99.2
Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and year ended March 31, 2006

					Rs. in crores

		Quarter	Quarter	Year	Year
Sl.No.	Particulars	ended	ended	ended	ended
		31-03-2006	31-03-2005	31-03-2006	31-03-2005

1	Income from services
	— Exports	1,207.31	927.23	4,461.64	3,362.43
	— Domestic	52.66	26.13	172.67	101.79
2	Other income	27.55	25.28	377.91	82.56
3	Total income	1,287.52	978.64	5,012.22	3,546.78
4	Personnel expenses	716.43	555.36	2,700.67	1,997.59
5	Operating and administration expenses	208.00	154.69	740.13	577.49
6	Total expenditure	924.43	710.05	3,440.80	2,575.08
7	Profit before interest, depreciation and tax	363.09	268.59	1,571.42	971.70
8	Financial expenses	0.58	0.20	2.72	0.76
9	Depreciation	33.38	26.93	122.81	103.94
10	Profit before taxation	329.13	241.46	1,445.89	867.00
11	Provision for taxation	39.23	28.25	206.14	116.74
12	Net profit	289.90	213.21	1,239.75	750.26
13	Paid-up equity share capital (Par value of Rs.2 per share)	64.89	63.85	64.89	63.85
14	Reserves excluding revaluation reserves	4,268.75	3,153.17	4,268.75	3,153.17
15	EPS — basic (On par value of Rs. 2 per share)
	— Including profit on sale of shares in Sify Ltd.(Rs.)	8.95	6.68	38.51	23.61
	— Excluding profit on sale of shares in Sify Ltd.(Rs.)	8.95	6.68	32.10	23.61
16	EPS — diluted (On par value of Rs. 2 per share)
	— Including profit on sale of shares in Sify Ltd.(Rs.)	8.61	6.54	37.03	23.12
	— Excluding profit on sale of shares in Sify Ltd.(Rs.)	8.61	6.54	30.87	23.12
17	Dividend per share (On par value of Rs.2 per share)
	— Interim dividend(Rs.)	—	—	2.00	2.00
	— Final dividend(Rs.)	5.00	3.00	5.00	3.00
18	Aggregate of non-promoter shareholding
	— Number of Shares	278,969,335	269,229,688	278,969,335	269,229,688
	— Percentage of shareholding	85.98	84.33	85.98	84.33

Segment Reporting:

					Rs. in crores

		Quarter	Quarter	Year	Year
Sl.No	Particulars	ended	ended	ended	ended
		31-03-2006	31-03-2005	31-03-2006	31-03-2005

1	Segment revenue
	Information technology services	1,259.97	953.36	4,634.31	3,464.22
	Less: Inter segment revenue	—	—	—	—
	Net Sales / Income from operations	1,259.97	953.36	4,634.31	3,464.22
2	Segment profit / (loss) before tax and interest
	Information technology services	302.16	216.38	1,070.70	785.20
	Less: Financial expenses	0.58	0.20	2.72	0.76
	Add: Other income	27.55	25.28	377.91	82.56
	Total profit before tax	329.13	241.46	1,445.89	867.00
3	Capital employed
	Information technology services	2,202.75	1,355.58	2,202.75	1,355.58

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Notes:
1.	The results for the quarter and year ended March 31, 2006 have been taken on record by the Board of Directors at its meeting held today.
2.	The Board of Directors of the Company has recommended issue of bonus shares in the proportion of 1:1 (one equity share for every one equity share held) for all existing shares including American Depositary Shares. The record date for issue of bonus shares will be fixed upon obtaining approval of members of the Company in the ensuing Annual General Meeting (AGM).
3.	A final dividend of 250% (Rs. 5 per share on par value of Rs. 2 per share) has been recommended at the Board Meeting, subject to the approval of the shareholders. The total dividend recommended for the year is 350% (Rs.7 per share on par value of Rs. 2 per share), including interim dividend of 100% (Rs.2 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from August 16, 2006 to August 21, 2006 both days inclusive, for the purposes of AGM, to be held on August 21, 2006 and final dividend.
4.	The Board of Directors has recommended the co-option of Mr. Ram Mynampati, President, Commercial and Healthcare Business of the Company, as a Director in whole time employment on the Board, not liable to retire by rotation. The proposal will be placed in the ensuing Annual General Meeting for the approval of the members.
5.	The total manpower strength as on March 31, 2006 stood at 26,511 associates as against 23,432 associates as on December 31, 2005 signifying an increase of 3,079 associates. The number of technical associates increased by 3,011 to close the quarter at 24,801 (21,790 associates as on December 31, 2005).
6.	During the quarter ended March 31, 2006 the company allotted 11,43,181 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.
7.	The Company formed a 50:50 joint venture (Satyam Venture Engineering Services Pvt. Ltd. (SVES)) with Venture Global Engineering, US, in the year 2000, to provide CAD/CAM/CAE and Engineering design solutions to the auto sector worldwide, with business commitment from Venture Global. Since our proposal to acquire the holding of VGE in the joint venture in line with JV agreement, was disputed, the Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent.
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.
8.	Details of investor complaints for the quarter ended March 31, 2006:

	Pending as on	Received during	Disposed off during	Pending as on
Nature	January 01, 2006	the quarter	the quarter	March 31, 2006
Transfer / Demat / Others	0	07	07	0
Dividends	0	09	09	0
Total	0	16	16	0
9.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

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Satyam Computer Services Limited
Consolidated financial results as per Indian GAAP for the quarter and year ended March 31, 2006

					Rs. in crores

		Quarter	Quarter	Year	Year
Sl.No	Particulars	ended	ended	Ended	ended
		31-03-2006	31-03-2005	31-03-2006	31-03-2005
		(Unaudited)	(Unaudited)	(Audited)	(Audited)

1	Income from services
	— Exports	1,247.54	937.57	4,596.74	3,386.95
	— Domestic	66.08	33.94	195.85	133.89
2	Other income	28.89	29.78	333.25	86.83
3	Total income	1,342.51	1,001.29	5,125.84	3,607.67
4	Personnel expenses	750.04	564.01	2804.70	2,026.11
5	Cost of software and hardware sold	0.87	0.27	2.00	0.99
6	Operating and administration expenses	228.22	168.96	819.71	625.55
7	Total expenditure	979.13	733.24	3,626.41	2,652.65
8	Profit before interest, depreciation, tax & miscellaneous write offs	363.38	268.05	1,499.43	955.02
9	Financial expenses	1.65	0.24	5.54	0.91
10	Depreciation	37.16	30.00	137.28	113.30
11	Miscellaneous expenditure written off	—	(0.15)	0.07	2.16
12	Profit before taxation	324.57	237.96	1,356.54	838.65
13	Provision for taxation	39.74	28.25	207.48	117.56
14	Profit after taxation and before share of loss in associate company &
	minority interest	284.83	209.71	1,149.06	721.09
15	Share of loss in associate company	—	(3.55)	(7.88)	(9.45)
16	Minority interest	(0.18)	—	0.55	—
17	Profit after taxation and share of loss in associate company & minority
	interest	284.65	206.16	1,141.73	711.64
18	Paid- up equity share capital (par value of Rs.2 per share).	64.89	63.85	64.89	63.85
19	Reserves excluding revaluation reserves	4,159.57	3,142.81	4,159.57	3,142.81
20	Preference shares of Rs. 10 each issued by Subsidiary Company	91.01	91.01	91.01	91.01
21	EPS — basic (On par value of Rs. 2 per share)
	— Including profit on sale of shares in Sify Ltd. (Rs.)	8.79	6.46	35.47	22.40
	— Excluding profit on sale of shares in Sify Ltd. (Rs.)	8.79	6.46	30.51	22.40
22	EPS — diluted (On par value of Rs. 2 per share)
	— Including profit on sale of shares in Sify Ltd.(Rs.)	8.45	6.32	34.10	21.93
	— Excluding profit on sale of shares in Sify Ltd.(Rs.)	8.45	6.32	29.33	21.93
23	Aggregate of non-promoter shareholding
	— Number of Shares	278,969,335	269,229,688	278,969,335	269,229,688
	— Percentage of shareholding	85.98	84.33	85.98	84.33

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Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%—50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.
2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on March 31, 2006 Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd and its subsidiaries (from October 01, 2005). The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associate company Sify Ltd., (ceased to be an associate from November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd during the year.
3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

For and on behalf of the Board of Directors

Place Date	: :	Hyderabad April 21, 2006	B. Rama Raju Managing Director

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Consolidated financial results as per US GAAP for the three months and year ended March 31, 2006.

				In million US$

		Three months	Three months	Year	Year
Sl.No.	Particulars	ended	ended	ended	ended
		31-03-2006	31-03-2005	31-03-2006	31-03-2005
		(Unaudited)	(Unaudited)	(Audited)	(Audited)

1	Revenues	$300.7	$225.0	$1096.3	$793.6
2	Gross profit	118.2	76.3	407.3	286.8
3	Income / (loss) before income taxes, minority interest and equity in earnings /
	(losses) of associated companies	69.5	52.6	287.8	180.2
4	Net income	$62.3	$45.8	$249.4	$153.8
5	EPS — Basic (US$)
	— Including gain on sale of investment in Sify Ltd.	0.19	0.14	0.78	0.49
	— Excluding gain on sale of investment in Sify Ltd.	0.19	0.14	0.67	0.49
6	EPS — Diluted (US$)
	— Including gain on sale of investment in Sify Ltd.	0.19	0.14	0.75	0.48
	— Excluding gain on sale of investment in Sify Ltd	0.19	0.14	0.64	0.48

Notes to Consolidated Financial Results as per US GAAP:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on March 31, 2006, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd (ceased to be an associate from November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd during the year.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

4.	Statement showing reconciliation between net profit as per Indian GAAP consolidated financial statements and US GAAP for the quarter and year ended March 31, 2006 is as follows:

					In million US$

		Quarter	Quarter	Year	Year
Sl. No.	Particulars	ended	ended	Ended	ended
		31-03-2006	31-03-2005	31-03-2006	31-03-2005

1	Profit as per Indian GAAP Consolidated Financial
	statements	$64.3	$47.3	$257.2	$158.8
2	Profit / (Loss) of subsidiaries and associated companies	(0.1)	(0.1)	(0.2)	(1.3)
3	Stock-based compensation	(0.4)	(0.4)	(0.8)	(2.0)
4	Sale of shares in Sify Ltd.	—	—	0.6	—
5	Others, net	(1.5)	(1.0)	(7.4)	(1.7)
6	Total adjustments (2 to 5)	(2.0)	(1.5)	(7.8)	(5.0)
7	Net income as per US GAAP	$62.3	$45.8	$249.4	$153.8

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Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2005 furnished to the United States Securities Exchange Commission on January 27, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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